

July 3, 2012

Via E-mail
Edward A. Stokx
Chief Financial Officer
PS Business Parks, Inc.
701 Western Avenue
Glendale, CA 91201-2397

> **Re: PS Business Parks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-10709**

Dear Mr. Stokx:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Company, page 2

1.   We note the reference to owned land that may be used for development. To the extent you hold material amounts of land in future reported periods, please include a discussion of the amount of development the land could support.

2.   In future Exchange Act periodic reports, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Portfolio Information, page 19

3.   In future Exchange Act periodic reports, please include the number of tenants whose leases will expire in each period in your lease expirations table.

4.   You have defined stabilized properties as those with occupancy rates within a "comparable range." In future Exchange Act periodic reports, please quantify the occupancy rate that determines stabilization. Also, clarify the number of properties or square footage that has been owned in both periods but excluded from Same Park properties because they were not stabilized.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 23

5.   In future Exchange Act periodic reports, please discuss leasing results and accompanying leasing costs for the reported period, including tenant improvement costs, leasing commissions, and tenant concessions. Please tell us how you will quantify such leasing costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Joseph D. Russell, Jr.
        Via E-mail